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                                  SCHEDULE 13G


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Opus360 Corporation
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                    68400F109
                                 (CUSIP Number)


                                 April 12, 2000
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 5 pages

                                  SCHEDULE 13G


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      1.  Names of Reporting Persons:
                   Michael S. Dell

          I.R.S. Identification Nos. of Above Persons (Entities Only):

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      2.  Check the Appropriate Box if a Member of a Group (See Instructions):
                   (a)      [ ]
                   (b)      [ ]

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      3.  SEC Use Only:

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      4.  Citizenship or Place of Organization:
                   USA

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    Number of Shares Beneficially           5.  Sole Voting Power:
 Owned by Each Reporting Person With:                    0

                                        ----------------------------------------
                                            6.  Shared Voting Power:
                                                         3,356,134

                                        ----------------------------------------
                                            7.  Sole Dispositive Power:
                                                         0

                                        ----------------------------------------
                                            8.  Shared Dispositive Power:
                                                         3,356,134

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      9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   3,356,134

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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                   [ ]

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     11.  Percent of Class Represented by Amount in Row (9):
                   6.73%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions):
                   IN

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                                                               Page 3 of 5 pages

Item 1(a).        Name of Issuer:  Opus360 Corporation

         (b).     Address of Issuer's Principal Executive Offices:
                  39 West 13th Street, 3rd Floor
                  New York, New York  10011

Item 2(a)-(c).    Name, Address and Citizenship of Person Filing:

                      Michael S. Dell
                      Dell Computer Corporation
                      One Dell Way
                      Round Rock, Texas 78682
                      Citizenship:  USA

          (d). Title of Class of Securities: Common Stock, par value $.001 per share

          (e).    CUSIP Number:  68400F109

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Act (15 U.S.C. 78o);

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                          (15 U.S.C. 78c);

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

                  (d) [ ] Investment company registered under Section 8 of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-8);

                  (e) [ ] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         The information in items 1 and 5 through 11 on the cover pages (pp. 2-4) on Schedule 13G is hereby incorporated by reference.

         Dell USA, L.P., a Texas limited partnership and a wholly owned subsidiary of Dell Computer Corporation, owns 1,505,376 shares of the Common Stock of Opus360 Corporation. Mr. Dell is the chairman, chief executive officer and a principal stockholder of Dell Computer Corporation. MSD Portfolio L.P. - Investments, a Delaware limited partnership and an entity


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                                                               Page 4 of 5 pages


affiliated with MSD Capital, L.P., the private investment firm for Mr. Dell, owns 1,550,758 shares of the Common Stock of Opus360 Corporation. Black Marlin Investments, LLC and Vermeer Investments, LLC, both Delaware limited liability companies and both entities affiliated with MSD Capital, L.P., the private investment firm for Mr. Dell, each own 150,000 shares of the Common Stock of Opus360 Corporation. Therefore, Mr. Dell may be deemed to be the beneficial owner of 3,356,134 shares of Common Stock of Opus360 Corporation. Mr. Dell disclaims beneficial ownership of all shares held by Dell USA L.P., Black Marlin Investments, LLC and Vermeer Investments, LLC.

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
           Security Being Reported on By the Parent Holding Company.

              1.  Dell USA L.P.

              2.  MSD Portfolio L.P. - Investments

              3.  Black Marlin Investments, LLC

              4.  Vermeer Investments, LLC

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.



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                                                               Page 5 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 April 17, 2000
                                     (Date)



                                  By: /s/ MICHAEL S. DELL
                                      ------------------------------------------
                                      Michael S. Dell